Filed pursuant to Rule 433

Registration Statement No. 333-266474

Issuer Free Writing Prospectus dated May 21, 2024

Relating to Preliminary Prospectus Supplement dated May 20, 2024

$1,250,000,000

Pricing Term Sheet

$850,000,000 5.150% Notes due 2034 (the “2034 Notes”)

$400,000,000 5.500% Notes due 2054 (the “2054 Notes”)

Explanatory Note: This free writing prospectus is being filed solely to correct the Make-Whole Call Date of the 2054 Notes and supersedes the free writing prospectus filed by PayPal Holdings, Inc. on May 20, 2024.

Issuer:	PayPal Holdings, Inc. (the “Company”)

Trade Date:	May 20, 2024

Settlement Date:	May 28, 2024 (T+5)*

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Anticipated Ratings:	A3 (Moody’s Investors Service, Inc.) A- (Standard & Poor’s Ratings Services) A- (Fitch, Inc.)

Joint Book-Running Managers:

BofA Securities, Inc.

Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Morgan Stanley & Co. LLC

MUFG Securities Americas Inc.

Wells Fargo Securities, LLC

Co-Managers:

Barclays Capital Inc.

HSBC Securities (USA) Inc.

Mizuho Securities USA LLC

nabSecurities, LLC

Oversea-Chinese Banking Corporation Limited**

RBC Capital Markets, LLC

Santander US Capital Markets LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

Standard Chartered Bank***

TD Securities (USA) LLC

R. Seelaus & Co., LLC

Siebert Williams Shank & Co., LLC

Loop Capital Markets LLC

Academy Securities, Inc.

Independence Point Securities LLC

Samuel A. Ramirez & Company, Inc.

Security:	Senior unsecured notes

Principal Amount:	$850,000,000 of 2034 Notes $400,000,000 of 2054 Notes

Maturity Date:	June 1, 2034 for the 2034 Notes June 1, 2054 for the 2054 Notes

Coupon (Interest Rate):	5.150% per annum for the 2034 Notes 5.500% per annum for the 2054 Notes

Interest Payment Dates:	Semi-annually each June 1 and December 1, commencing December 1, 2024 for the 2034 Notes and the 2054 Notes

Day Count Convention:	30/360

Price to Public:	99.351% for the 2034 Notes 98.841% for the 2054 Notes

Benchmark Treasury:	4.375% due May 15, 2034 for the 2034 Notes 4.250% due February 15, 2054 for the 2054 Notes

Benchmark Treasury Price/Yield:	99-17 / 4.434% for the 2034 Notes 94-21 / 4.580% for the 2054 Notes

Spread to Benchmark Treasury:	80 basis points for the 2034 Notes 100 basis points for the 2054 Notes

Yield to Maturity:	5.234% for the 2034 Notes 5.580% for the 2054 Notes

Make-Whole Call:

2034 Notes: At any time prior to March 1, 2034, at a discount rate of Treasury plus 12.5 basis points

2054 Notes: At any time prior to December 1, 2053, at a discount rate of Treasury plus 15 basis points

Par Call:	At any time on and after March 1, 2034 (3 months prior to the maturity date of the 2034 Notes) At any time on and after December 1, 2053 (6 months prior to the maturity date of the 2054 Notes)

CUSIP/ISIN:	70450YAP8 / US70450YAP88 for the 2034 Notes 70450YAQ6 / US70450YAQ61 for the 2054 Notes

Net Proceeds Before Expenses:	$840,658,500 for the 2034 Notes $391,864,000 for the 2054 Notes

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

*

Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day preceding the settlement date should consult their own advisors.

**

Oversea-Chinese Banking Corporation Limited (“OCBC”) is restricted in its securities dealings in the United States and OCBC will not offer and sell notes in the United States. OCBC will not agree to procure purchasers to purchase notes that are offered or sold in the United States. OCBC shall offer and sell the Securities constituting part of its allotment solely outside the United States.

***	Standard Chartered Bank will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

The Company has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents that the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement, the accompanying prospectus and, when available, the final prospectus supplement if you request it by contacting: BofA Securities, Inc. at 1-800-294-1322; Deutsche Bank Securities Inc. at 1-800-503-4611, Goldman Sachs & Co. LLC at 1-866-471-2526; or J.P. Morgan Securities LLC at 1-212-834-4533 (call collect).

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

3